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(DYKEMA LOGO)                                  Dykema Gossett PLLC
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                                               Tel: (202) 906-8600
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September 12, 2008

Michele Roberts, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: John Hancock Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed July 17, 2008) (File Nos. 2-94157; 811-04146)

Dear Ms. Roberts:

This letter responds to the comments of the staff of the Securities and Exchange Commission ("Commission"), which you communicated to me by telephone on August 27, 2008, with respect to the post-effective amendment to the registration statement on Form N-1A (the "Registration Statement") of John Hancock Trust ("JHT" or the "Registrant") which was filed with the Commission via EDGAR on July 17, 2008. Capitalized terms used herein have the meanings given them in the Registration Statement; page references are to the EDGAR filing.

The staff's comments are set forth below. Changes in response to the staff's comments as described below will be made, as requested by the staff, in another post-effective amendment to be filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Act"). JHT intends to request acceleration of the effectiveness of that post-effective amendment.

PROSPECTUS:

COMMENT 1: General Comment: Please review the use of the term "the Fund." In a number of instances, the references should be to "a Fund" or "the Funds."

Response: The requested review will be made.

COMMENT 2: Back Cover Page: Please add disclosure as to how shareholders may make inquiries.

Response: The requested disclosure will be added.

           California | Illinois | Michigan | Texas | Washington D.C.

(DYKEMA LOGO)

Michele Roberts, Esq.
September 12, 2008
Page 2


COMMENT 3: Principal Risks (p. 3):

(a) Between "If" and "these" at the beginning of the second sentence under "Principal Risks of Investing in the Funds," please insert "any of."

(b) Because all the bullet-point risks do not appear to apply to each Fund, please indicate parenthetically or otherwise which of the bullet-point risks applies to a particular Fund.

Response: In response to (a) and (b), the introductory disclosure under "Principal Risks of Investing in the Funds" will be revised to more clearly state that the principal risks applicable to a particular Fund are those set forth in the description of that Fund.

COMMENT 4: Performance Information (p. 4): Under the caption "Performance Information for Each Fund," please add disclosure indicating that the BlackRock Feeder Fund is new but that the Master Fund is not and stating what performance information, if any, is being shown for the BlackRock Feeder Fund and whether such performance is the adjusted performance of the Master Fund.

Response: Disclosure substantially as follows will be added:

     Although the BlackRock Global Allocation Trust is also a new Fund, past performance is reported for this Fund because it is a "feeder fund" which invests its assets in a "master fund" which is not a new fund. Performance shown for the BlackRock Global Allocation Trust is the performance of the Class I shares of the master fund (that were first issued in 1992) adjusted to reflect the respective Rule 12b-1 fee expenses of the feeder fund's share classes.

COMMENT 5: Fees and Expenses of Each Fund (p. 5).

(a) Please provide disclosure whether information regarding Series III shares of the Funds may be found in different prospectuses offering such shares, and explain why this prospectus does not include information for the NAV shares of the BlackRock feeder fund.

(b) Please reconcile the disclosure at p. 5 that each Fund "may issue four classes of shares" with the disclosure under "MultiClass Pricing; Rule 12b-1 Fees" (p. 32) that "each Fund may issue three classes of shares."

Response: In response to (a) and (b), the disclosure will be revised to make clear that: each of the Funds is authorized to issue NAV, Series I and Series II shares; the Alpha Opportunities Trust and Smaller Company Growth Trust currently offer all three such share classes; the BlackRock Global Allocation Trust currently offers only Series I and Series II shares; and all such shares currently being offered are included in the prospectus.

           California | Illinois | Michigan | Texas | Washington D.C.

(DYKEMA LOGO)

Michele Roberts, Esq.
September 12, 2008
Page 3


COMMENT 6: Fund Annual Expenses and Expense Examples (p. 5-6) -- General
Comment: Because all fees and expenses figures are bracketed, the Registrant is required to make another Rule 485(a) filing to reflect updated fees and expenses. The Registrant may request acceleration with respect to that filing.

Response: JHT will file another post-effective amendment to the Registration Statement pursuant to Rule 485(a) under the Act to insert non-bracketed fees and expenses figures and intends to request acceleration of the effectiveness of that post-effective amendment.

COMMENT 7: Annual Fund Expenses table (p. 5): Clarify whether footnote 1 to the "Annual Fund Expenses" table applies only to the Alpha Opportunities Trust (the Fund strategies disclosure indicates that the Alpha Opportunities Trust may invest in ETFs, but there is no disclosure that the Smaller Company Growth Trust may invest in other funds). Furthermore, there is a question as to how significant the expenses of the investment in Acquired Funds is estimated to be. If such expenses do not exceed 0.01%, they should be included under "Other Expenses" and that caption should be appropriately footnoted; otherwise, expenses attributable to Acquired Funds should be shown under the caption "Acquired Fund Fees and Expenses."

Response: Footnote 1 to the "Annual Fund Expenses" table will be revised to reference both "Other Expenses" and "Total Operating Expenses" and to state substantially as set forth below. The footnote as revised applies to both the Alpha Opportunities Trust and the Smaller Company Growth Trust.

     (1) "Other Expenses" and "Total Operating Expenses" include fees and expenses (not exceeding 0.01% of average net assets) incurred indirectly by the Fund as a result of investment in shares of other investment companies ("Acquired Fund Fees and Expenses"). The Total Operating Expenses shown for a Fund may not correlate to the Fund's ratio of expenses to average net assets shown in the "Financial Highlights" section of the Fund's financial statements, which do not include Acquired Fund Fees and Expenses. Acquired Fund Fees and Expenses are estimated, not actual, amounts based on the Fund's current fiscal year.

COMMENT 8: Annual Fund Expenses table (p. 5) and "Advisory Arrangements" (p.
12): Please reconcile the disclosure under "Advisory Arrangements" that the BlackRock Feeder Fund does not have an investment adviser with the showing of a management fee for that Fund in the Annual Fund Expenses table (with appropriate footnote disclosure, if any).

Response: The BlackRock Global Allocation Trust does not have an investment adviser and the Annual Fund Expenses table will be revised to make clear that this Fund does not have management fee expenses at the feeder fund level.

           California | Illinois | Michigan | Texas | Washington D.C.

(DYKEMA LOGO)

Michele Roberts, Esq.
September 12, 2008
Page 4


COMMENT 9: Annual Fund Expenses table (p. 5). Please reorganize the presentation of the expenses of the BlackRock Feeder Fund in accordance with General Instruction 1(d)(i) to Item 3 of Form N-1A.

Response: The presentation of fees and expenses will be reorganized in accordance with the following format:

                                   FEEDER FUND           MASTER FUND
                           BLACKROCK GLOBAL ALLOCATION    BLACKROCK              AGGREGATE
                                      TRUST              MASTER FUND   MASTER-FEEDER TOTAL EXPENSES
                           ---------------------------   -----------   ----------------------------
                               Series I   Series II        Class I         Series I   Series II
                               --------   ---------        -------         --------   ---------
MANAGEMENT FEES
DISTRIBUTION AND
   SERVICE (12B-1) FEES
OTHER EXPENSES
ACQUIRED FUND FEES AND
   EXPENSES
TOTAL OPERATING EXPENSES

COMMENT 10: Expenses Examples (p.6):

(a) For the Alpha Opportunities Trust and Smaller Company Growth Trust, provide information only for years one and three (pursuant to Form N-1A requirements for new funds).

Response: Expenses examples will be provided only for years one and three.

(b) For the BlackRock Feeder Fund, provide information for years five and ten only if the Fund does not meet the Form N-1A definition of a "new fund" (and explain to the staff why information for years five and ten is provided).

Response: The BlackRock Global Allocation Trust is a feeder fund that invests in a master fund that is not a "new fund." The Registrant believes that providing one-, three-, five- and ten-year expense examples in these circumstances is appropriate and affords fuller disclosure to investors.

(c) Please consider adding to the introductory paragraph disclosure that the expense examples for the BlackRock Feeder Fund reflect aggregate master/feeder fund expenses.

Response: The requested disclosure will be added.

COMMENT 11: General Information (p. 11): Please include disclosure, if accurate, that other feeder funds invest in the BlackRock Master Fund and that such other feeder funds may have different expenses.

           California | Illinois | Michigan | Texas | Washington D.C.

(DYKEMA LOGO)

Michele Roberts, Esq.
September 12, 2008
Page 5


Response: Disclosure will be added to the effect that the Master Fund's shareholders may include other feeder funds and that, although such other feeder funds may have different total operating expenses than the BlackRock Feeder Fund, each feeder fund, as a shareholder of the Master Fund, bears its proportionate share of the Master Fund's expenses.

COMMENT 12: Past Performance (pp. 12-14):

(a) Please add disclosure to the introductory paragraph to make clear that the performance presented for the BlackRock Feeder Fund is the past performance of the Master Fund adjusted to reflect the expenses of Series II shares (this information should not be relegated to a footnote). In addition, please add standard Form N-1A [Item 2(c)(2)(i)] disclosure regarding the purposes of the bar chart and the average total returns table. In addition, the Registrant should consider explaining that performance shown in the second bar chart and returns table is higher due to lower distribution fees for Series I shares.

Response: The requested disclosure will be added.

(b) For greater clarity, consider starting the footnote on p. 13 as follows:
"The BlackRock Feeder Fund did not begin operations until the date of this prospectus. The performance shown reflects the performance of the Class I shares of the Master Fund."

Response: The disclosure will be revised substantially as requested.

(c) The asterisk (*) marking a footnote to "Series II" in the Average Total Returns table (p. 13) should also mark the same footnote to "Series II" in the caption to the related bar chart (p. 12).

Response: The footnote will be made applicable to the "Series II" references for both the bar chart and the table.

(d) The second bar chart (p. 14) appears to be mislabeled "Series II" when it should refer to "Series I." In addition, please apply asterisks (*) marking the footnote for Series I in the same manner as requested for the Series II footnote in Comment 12(c).

Response: The bar chart label will be changed to "Series I" and the footnote will be made applicable to the "Series I" references for both the bar chart and the table.

(e) Please include footnotes to the Average Annual Returns tables (pp. 13 and
14) describing the indices referenced in the tables and note (pursuant to Form N-1A) than index returns do not reflect deductions for fees and expenses.

Response: The requested disclosure will be added.

           California | Illinois | Michigan | Texas | Washington D.C.

(DYKEMA LOGO)

Michele Roberts, Esq.
September 12, 2008
Page 6


COMMENT 13: Alpha Opportunities Trust Fund Description (p. 15). Please define the term "ETF" when first used.

Response: The term "ETF" will be defined when first used in the description of the Alpha Opportunities Trust.

COMMENT 14: Management of JHT (p. 27):

(a) In the third paragraph under "Advisory Arrangement," please change "funds'" to "Funds.'"

Response: The requested change will be made.

(b) The sixth paragraph under "Advisory Arrangement" refers to "the following tables" presenting schedules of management fees. Please insert the referenced tables.

Response: The management fee schedules, which currently appear elsewhere in the prospectus, will be inserted as requested.

(c) In the introductory clause to the first sentence of the last paragraph on p. 27, please change "Fund" to "Funds."

Response: The requested change will be made.

COMMENT 15 Subadvisers (p. 28):

(a) Consider employing a uniform presentation format for the portfolio manager biographical information.

(b) In the portfolio manager biographical information chart for Frontier, please correct the dates in the "Since" column which should all be 2008.

Response: In response to (a) and (b), the portfolio manager biographical information will be revised to create a more uniform presentation, and the "since" dates for Frontier portfolio managers will be corrected to 2008.

COMMENT 16: Valuation of Securities (p. 36): Please incorporate the concept that a fund may invest in portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the fund does not price its shares and, consequently, the NAV of fund shares may change on days when investors will not be able to purchase or redeem shares.

Response: The disclosure will be revised as suggested.

           California | Illinois | Michigan | Texas | Washington D.C.

(DYKEMA LOGO)

Michele Roberts, Esq.
September 12, 2008
Page 7


COMMENT 17: Disruptive Short-Term Trading (pp. 37-38). Please include disclosure that funds investing in ETFs may indirectly invest in the investments listed on the top of p. 38 and, consequently, may also be targets of market timers.

Response: The requested disclosure will be included.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comments are made with reference to the SAI for the Alpha Opportunities and Smaller Company Growth Trusts but should also be considered applicable, as appropriate, to the SAI for the BlackRock Global Allocation Trust.

COMMENT 18: Exchange Traded Funds (p. 16):

(a) Please clarify whether only the Alpha Opportunities Trust or both Funds will invest in ETFs.

Response: Both Funds are authorized to invest in ETFs.

(b) Please disclose whether the Fund(s) will invest in affiliated or unaffiliated ETFs or both.

(c) Please disclose whether the Fund(s) will invest in creation units or exchange-traded shares. If the latter, include disclosure regarding related brokerage costs.

Response: In response to (b) and (c), disclosure will be added stating substantially as follows:

     ETF shares may be purchased and redeemed at net asset value in large blocks called creation units or may be purchased and sold in secondary market trading on national securities exchanges. Secondary market trading, which may involve brokerage costs, allows investors to purchase and sell ETF shares at their market price throughout the day. The Funds will invest in ETFs that are not affiliated with the Adviser and may invest in both creation units and exchange-traded shares.

(d) Please disclose whether a Fund, if diversified, will treat an ETF as an issuer or an investment company when applying the Section 5 [of the Investment Company Act of 1940, as amended (the "1940 Act")] diversification requirements? If a Fund will treat ETFs as investment companies, will the Fund look to underlying ETF investments to determine diversification?

Response: Disclosure will be added substantially to the effect that the Funds will treat ETFs as investment companies for purposes of determining compliance with the diversification requirements of Section 5(b) of the 1940 Act. The Funds do not look to underlying ETF investments to determine diversification.

           California | Illinois | Michigan | Texas | Washington D.C.

(DYKEMA LOGO)

Michele Roberts, Esq.
September 12, 2008
Page 8


(e) Please disclose how the Fund(s) will comply with the investment limitations of Section 12(d)(1).

Response: Disclosure will be added stating substantially as follows:

          Unless permitted by the 1940 Act, the rules thereunder or an exemptive order issued by the SEC, the Funds' investments in unaffiliated ETFs are subject to certain percentage limitations under the 1940 Act regarding investments in other investment companies. As a general matter, under these percentage limitations: (i) a Fund may not purchase more than 3% of the total outstanding voting stock of another investment company; (ii) a Fund may not invest more than 5% of its total assets in securities issued by another investment company; and (iii) a Fund may not invest more than 10% of its total assets in securities issued by other investment companies.

COMMENT 19: Investment Restrictions (pp. 38-39): Please delete the "lead-ins" to the lists of fundamental and non-fundamental restrictions and explain which restrictions apply to which Funds.

Response: The disclosure will be revised to eliminate the "lead-ins" and to state that the listed fundamental and non-fundamental investment restrictions apply to each of the Funds.

COMMENT 20: Trustee Biographies (pp. 40-41):

(a) In the biography for Mr. Burgess, please identify parenthetically the business in which Arthur Andersen was engaged.

(b) Please change footnote "F" to the Independent Trustees chart to footnote
"3."

Response: The changes requested in (a) and (b) will be made.

COMMENT 21: Advisory Agreement (pp. 45-47): Please add disclosure with respect to the amount of advisory fees paid for the fiscal year ended December 31, 2007 that is comparable to the disclosure under "Amount of Subadvisory Fees Paid" (p.
48).

Response: The requested disclosure will be added.

COMMENT 22: Distributor (p. 49): Please disclose the Distributor's address.

Response: The requested disclosure will be added.

COMMENT 23: Shareholders of JHT (p. 54): Please update the March 31, 2008 date in the second paragraph to the same date that will be used for determining control persons and shareholders.

           California | Illinois | Michigan | Texas | Washington D.C.

(DYKEMA LOGO)

Michele Roberts, Esq.
September 12, 2008
Page 9


Response: The requested updating will be made.

COMMENT 24: Organization of JHT (p. 55):

(a) Please add the commencement date for each Fund (see Form N-1A, Item 10(a)).

Response: Form N-1A defines "Fund" to mean "the Registrant or a separate series of the Registrant," and Item 10(a) of Form N-1A calls for disclosure of "the date and form of organization of the Fund and the name of the state or other jurisdiction in which the Fund is organized." JHT believes that, in the case of a series fund such as JHT, the disclosure called for by Item 10(a) reasonably applies with respect to the Registrant and not separately with respect to each series.

(b) To avoid duplication, consider revising or combining the disclosure regarding the organization of JHT which appears at both p. 3 and p. 55.

Response: JHT has considered the disclosure and will redress apparent duplication resulting from there being two section captions relating to the "Organization" of JHT by revising the first such section caption.

COMMENT 25: Appendix III - Portfolio Managers:

(a) There should be a cross-reference in the body of the SAI disclosing that portfolio manager information is set forth in Appendix III.

Response: Disclosure cross-referencing Appendix III will be inserted in the SAI under the caption "Additional Information About the Subadvisory Agreements."

(b) The disclosure with respect to Frontier appears to omit discussion of compensation.

Response: Disclosure with respect to Frontier's compensation structure will be added.

COMMENT 26: Cover Page - BlackRock Global Allocation Trust SAI: Please include the required statement that copies of the JHT prospectus can be obtained by telephone or via website, identifying the telephone number and website.

Response: The requested disclosure will be included.

PART C

COMMENT 27:

(a) Exhibits -- Item 23 - (p. 14): For Exhibit (d)(87), please identify the Fund(s) to which the subadvisory agreement relates.

           California | Illinois | Michigan | Texas | Washington D.C.

(DYKEMA LOGO)

Michele Roberts, Esq.
September 12, 2008
Page 10


Response: The Exhibit will be identified as relating to the Smaller Company Growth Trust.

(b) Exhibits -- General Comment: If there are any exhibits to be filed by amendment to the registration statement, such exhibits should be referenced.

Response: There are no additional Exhibits to be filed by amendment.

(c) Miscellaneous: Please provide the disclosure regarding the Commission's position on indemnification as required by Item 510 of Regulation S-K or explain to the staff why such disclosure is not included.

Response: The requested disclosure will be added under Item 25 of Part C.

Certain additional changes are expected to be made to the prospectus included in the Registration Statement to reflect (and coordinate) responses to comments by the staff of the Commission with respect to the post-effective amendment to the registration statement on Form N-1A of John Hancock Funds II ("JHF II") which was also filed with the Commission on July 17, 2008 and relates to new JHF II series having the same respective names, descriptions and subadvisers as the JHT Alpha Opportunities and Smaller Company Growth Trusts.

JHT acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is its responsibility. JHT also acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement. JHT represents to the Commission that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 202-906-8712 or John W. Blouch of this office at 202-906-8714 if you have any questions.

Very truly yours,

DYKEMA GOSSETT PLLC


/s/ Bruce W. Dunne

Bruce W. Dunne

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